UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Healthy Choice Wellness Corp.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value

Class B Common Stock, $0.001 Par Value

(Title of Class of Securities)

42227T105 and 4222T204

(CUSIP Number)

Jeffrey E. Holman

c/o Healthy Choice Wellness Corp.

3800 North 28th Way, #1

Hollywood, Florida 33020

(888)766-5351

Copies to:

Martin T. Schrier, Esq.

Cozen O’Connor

Southeast Financial Center

200 South Biscayne Boulevard, Suite 3000

Miami, Florida 33131

(305) 704-5940

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 42227T105 and 4222T204	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey E. Holman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (see Item 3 below)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,089,410[1] (see Item 5 below)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,089,410[1] (see Item 5 below)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,410[1] (see Item 5 below)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.10% (see Item 5 below)[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 Includes 119,828 shares of Class A Common Stock and 359,484 shares of Class B Common Stock subject to a time-based restricted stock vesting. This restricted Common Stock shall vest in 25% increments on the last day of each of the next four calendar quarters commencing December 31, 2024, provided the Reporting Person has provided continuous service to the Issuer through the applicable vesting date.

2 Based upon 2,895,550 shares of Class A Common Stock outstanding and 6,920,199 shares of Class B Common Stock outstanding as of September 24, 2024.

CUSIP Nos. 42227T105 and 4222T204	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Statement relates to the Class A Common Stock, par value $0.001 per share and Class B Common Stock, par value $0.001 per share (collectively, the “Common Stock”), of Healthy Choice Wellness Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3800 North 28th Way, #1, Hollywood, Florida 33020.

Mr. Holman is filing this Statement to report his acquisition of beneficial ownership on (1) September 13, 2024 (the “Distribution Date”) of shares of Class A Common Stock and Class B Common Stock in connection with the spin-off transaction (the “Spin-Off”) completed on the Distribution Date by Healthier Choices Management Corp. (“HCMC”), pursuant to which the Issuer became a separate, publicly traded company and (2) the purchase of 10,000 shares of Class A Common Stock from the Issuer on September 17, 2024. The Spin-Off was effected through a distribution (the “Distribution”), by means of a dividend in which (i) each holder of HCMC Common Stock received one share of Issuer Class A Common Stock three shares of Issuer Class B Common Stock for every 208,632 shares of HCMC Common Stock held.

The holders of Class A Common Stock and Class B Common Stock vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The Class B Common Stock will are subject to a lock-up period through December 12, 2024 prohibiting sale. Upon the expiration of the lock-up period, such shares of Class B Common Stock will automatically convert into shares of Class A Common Stock.

Item 2. Identity and Background.

(a) Name: Jeffrey E. Holman (the “Reporting Person”)

(b) Business Address: The Reporting Person’s business address is c/o Healthy Choice Wellness Corp., 3800 North 28th Way, #1, Hollywood, Florida 33020.

(c) Principal Occupation or Employment: The Reporting Person’s principal occupation is serving as Chairman and Chief Executive Officer of the Issuer.

(d) Criminal Proceedings: During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings: During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

Mr. Holman acquired beneficial ownership of (1) 10,000 shares of the Class A Common Stock for a cash purchase price of $100,000 in the Issuer’s public offering (“IPO”) on September 17, 2024 and (2) the remainder of the shares of Common Stock reported on this Statement on September 13, 2024 pursuant to the Distribution.

Item 4. Purpose of Transaction.

As described in Item 3 above, the Reporting Person acquired the securities identified in this Statement in connection with the Spin-Off and a purchase in the IPO.

The Reporting Person beneficially owns 279,852 shares of Class A Common Stock and 809,558 shares of Class B Common Stock of the Common Stock owned by the Registrant, 119,828 shares of Class A Common Stock and 359,484 shares of Class B Common Stock are subject to a time-based restricted stock vesting. This restricted Common Stock shall vest in 25% increments on the last day of each of the next four calendar quarters commencing December 31, 2024, provided the Reporting Person has provided continuous service to the Issuer through the applicable vesting date.

The Reporting Person owns 11.10% of the Issuer’s Common Stock, calculated based on 9,815,749 shares of Common Stock outstanding as of September 23, 2024.

The securities described in this Statement are being held by the Reporting Person for investment purposes. The Reporting Person may acquire additional Common Stock of the Issuer through compensatory grants by the Issuer or through public or private purchases.

In the ordinary course of his duties as Chief Executive Officer and as the Chairman of the Board of Directors of the Issuer, the Reporting Person has and expects in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of this Item 4 with the Issuer.

CUSIP Nos. 42227T105 and 4222T204	13D	Page 4 of 5 Pages

Except as described in this Statement or in his capacity as Chief Executive Officer or the Chairman of the Board of Directors of the Issuer, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The information set forth in Items 5 and 6 are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 279,852 shares of Class A Common Stock and 809,558 shares of Class B Common Stock of the Common Stock owned by the Registrant, 119,828 shares of Class A Common Stock and 359,484 shares of Class B Common Stock are subject to a time-based restricted stock vesting. This restricted Common Stock shall vest in 25% increments on the last day of each of the next four calendar quarters commencing December 31, 2024, provided the Reporting Person has provided continuous service to the Issuer through the applicable vesting date. The Reporting Person owns 11.10% of the Issuer’s Common Stock, calculated based on 9,815,749 shares of Common Stock outstanding as of September 23, 2024.

(b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, 1,089,410 shares of Common Stock of the Issuer.

(c) The Reporting Person has not effected any transaction in the Common Stock of the Issuer in the past sixty days other than the acquisition of the 1,089,410 shares set forth herein.

(d) No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Common Stock identified in this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth above or set forth in the exhibits, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

The information set forth in Item 4, 5 and 7 is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP Nos. 42227T105 and 4222T204	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2024	/s/ Jeffrey E. Holman
	Name:	Jeffrey E. Holman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).